Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

April 25, 2024

Re:	Chagee Holdings Limited (CIK: 0002013649) Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Submitted March 6, 2024

Confidential

Stephen Kim

Suying Li

Rebekah Reed

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Chagee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 4, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 6, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No.2 to the Draft Registration Statement (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms not defined herein shall have the meaning given to them in the Revised Draft Registration Statement.

The Company further advises the Staff that it currently expects to include its audited consolidated financial statements for the year ended December 31, 2023 in its next Amendment No.3 to the Draft Registration Statement.

*      *      *      *

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Draft Registration Statement on Form F-1 submitted March 6, 2024

Cover Page

1.	Please consistently disclose on the cover page and throughout the prospectus whether you intend to take advantage of any “controlled company” exemptions from exchange listing requirements. In this regard, we note that you state in the prospectus summary, “If we rely on these exemptions...,” while you disclose on page 59 that “currently [you] intend to rely on certain exemptions from corporate governance rules.”

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement. The Company advises the Staff that it is in the process of determining its post-IPO corporate governance structure, which includes identifying independent directors and determining the compositions of the relevant board committees. Therefore, whether the Company will choose to rely on any exemptions, and if it does, the specific exemptions that the Company may choose to rely on, are still under discussion. The Company undertakes to further update all relevant disclosure once such post-IPO corporate governance structure is finalized.

2.	We note your statement that your structure, as a Cayman Islands holding company conducting operations through subsidiaries located in China and elsewhere, involves unique risks to investors. Please further acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 43 and 44 of the Revised Draft Registration Statement.

3.	Where you discuss the legal and operational risks associated with being based in and having a significant portion of your operations in China, revise to make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, please elaborate on how recent statements and regulatory actions by China’s government “with respect to matters such as cybersecurity, data privacy, antitrust and competition, foreign investments, and overseas listings” have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or other foreign exchange. For example, disclose, as you do elsewhere, that you have undergone cybersecurity review with the Cyberspace Administration of China (CAC) and are required to undergo filing procedures with the China Securities Regulatory Commission (CSRC) in connection with this offering.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

4.	We note your disclosure that there were certain “cash transfers within [y]our group in connection with the Restructuring.” Please revise to quantify the amounts of any transfers, dividends, or distributions that have been made to date between the holding company and its subsidiaries and provide a cross-reference to the consolidated financial statements. Additionally, discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in the prospectus summary, summary risk factors, and risk factors sections, as well. Also revise each discussion of cash transfers in the prospectus to clarify the identity of “our company” and “us”; in this regard, we note that you define “our company” and “us” as the holding company and subsidiaries, which does not provide adequate clarity in the context of such discussion.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6 and 7 of the Revised Draft Registration Statement.

April 25, 2024	2

5.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6 and 7 of the Revised Draft Registration Statement.

6.	Please amend your disclosure to state here, in the prospectus summary, and in the summary risk factors section, as you do on page 43, that to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions. Additionally, given the inclusion of Hong Kong in this statement on page 43, please confirm whether and to what extent you have operations in Hong Kong, entities in your organizational structure organized under the laws of Hong Kong, and/or directors and officers located in Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 6 and 7 and page 9 of the Revised Draft Registration Statement.

The Company advises the Staff that it currently has one entity incorporated under the laws of Hong Kong, namely CHAGEE (HK) Corporate Management Co., Limited, which is a wholly-owned subsidiary of Sichuan Chagee Enterprise Management Co., Ltd, one of the Company’s major operating subsidiaries in China. As of the date of this submission, the Company does not conduct any substantive business operations in Hong Kong, either through its Hong Kong subsidiary or indirectly, and none of its directors or officers is located in Hong Kong.

Prospectus Summary, page 1

7.	Here and in the risk factor section, where you discuss Mr. Zhang’s ownership of total voting power following the offering, revise to disclose, if true, that he will have the ability to determine the outcome of matters requiring shareholder approval.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 64 of the Revised Draft Registration Statement.

Effectively Managed Teahouse Network, page 3

8.	Please balance your discussion of net revenues and net income by discussing your historical losses and working capital deficits. For example, we note that your net loss in fiscal 2022 and net working capital deficit as of December 31, 2022 are not acknowledged.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 102 of the Revised Draft Registration Statement.

Market Opportunities, page 3

9.	Please explain in this section how you define the “freshly-made tea drinks market” and how it is distinguishable from other segments of the tea drinks industry in China.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 102 of the Revised Draft Registration Statement.

April 25, 2024	3

Summary of Risk Factors

Risks Relating to Doing Business in China, page 5

10.	Please revise your description of the significant regulatory, liquidity, and enforcement risks associated with your corporate structure and operations in China to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. For each summary risk factor, please provide a cross-reference to the relevant individual detailed risk factor heading. In this regard, we note that this section cross-references only page numbers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 9 of the Revised Draft Registration Statement.

Recent Regulatory Developments

PRC CSRC Filing and Reporting Requirements, page 6

11.	We note your disclosure that you are subject to filing requirements with the CSRC in connection with this offering, pursuant to the Overseas Listing Filing Rules. Please revise to include as penalties of non-compliance warnings, required revision of filings, and fines.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of the Revised Draft Registration Statement.

Implications of the Holding Foreign Companies Accountable Act, page 7

12.	Where you discuss that trading in your securities may be prohibited if the PCAOB determines that it cannot inspect or investigate completely your auditor for two consecutive years, please revise to further disclose that as a result, an exchange may determine to delist your securities. Additionally, please revise here, on the cover page, and in your risk factors to reflect that the Holding Foreign Companies Accountable Act was amended by the Consolidated Appropriations Act, 2023.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 11, 53 and 54 of the Revised Draft Registration Statement.

Permissions Required from the PRC Authorities for Our Operations and This Offering, page 8

13.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from any governmental agency, other than the CSRC and CSC, that is required to approve your operations. State affirmatively whether you and your subsidiaries have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Revise your statement that your PRC subsidiaries “have obtained all material requisite licenses and permits...that are necessary for their business operations” so that it is not qualified by materiality. Lastly, we note your disclosure regarding consequences if you inadvertently conclude that any permission or approval is not required. Expand this discussion to describe consequences to you and your investors if you or your subsidiaries do not receive or maintain requisite permissions or approvals or if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Revised Draft Registration Statement.

April 25, 2024	4

14.	Please clarify whether you have relied upon an opinion of counsel with respect to each conclusion regarding permissions and approvals from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. For example, you state that your PRC legal counsel has “advised [you]” with respect to the conclusion that you are not required to obtain permissions and approvals aside from those disclosed, but it is unclear whether this advice constitutes a formal opinion and whether you are relying on counsel’s opinion with respect to the affirmative conclusion that you “have obtained all material requisite licenses and permits” from PRC regulatory authorities for your business operations in China. If you are not relying upon an opinion of counsel with respect to any such conclusions, state as much and explain why such an opinion was not obtained. Further, revise to name your PRC counsel wherever they are referenced.

The Company advises the Staff that it has relied upon a formal opinion of King & Wood Mallesons, its PRC legal counsel, with respect to each conclusion regarding permissions and approvals from Chinese authorities to operate its business and to offer the securities being registered, including the affirmative conclusion that save as disclosed in the Revised Draft Registration Statement, that the PRC subsidiaries of the Company are not required to obtain any other permission or approval from regulatory authorities in China to operate their business or conduct this offering from PRC regulatory authorities for its business operations in China. In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Revised Draft Registration Statement to (i) clearly state that the affirmative conclusion was drawn “based on the opinion of” its PRC legal counsel, and (ii) specify the name of King & Wood Mallesons as its PRC legal counsel throughout wherever it is referenced.

Our History and Corporate Structure, page 8

15.	Revise the diagram of the company’s corporate structure to identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted, as well as the entities/persons that own Chagee Holdings Limited. Also relocate this section so that the diagram is provided early in the prospectus summary. Additionally, please affirmatively state, if true, that you do not use a variable interest entity (VIE) structure. Finally, in appropriate places, including the diagram, please disclose the identity of any wholly foreign-owned enterprises within your organization.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 74 and 75 of the Revised Draft Registration Statement.

Cash Flows through Our Organization, page 9

16.	We note your disclosure that there were certain “cash transfers within [y]our group” during the year ended December 31, 2022 and the nine months ended September 30, 2023. Please revise to quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Provide cross-references to the consolidated financial statements. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6 and 7 of the Revised Draft Registration Statement. The Company advises the Staff that there was no other type of assets transferred between the holding company and its subsidiaries apart from the cash transfers disclosed in the Revised Draft Registration Statement.

April 25, 2024	5

Conventions which Apply to This Prospectus, page 11

17.	Please tell us whether unfulfilled, cancelled, and/or returned orders, and value-added taxes are included in the gross merchandise value (GMV) measure. If so, revise the description to state as such and to include the unfulfilled, cancelled, and/or returned order amounts and value-added tax amounts in total for periods presented wherever GMV is disclosed. In addition, tell us the amounts of shipping charges included in the GMV for the periods presented.

The Company advises the Staff that unfulfilled, cancelled and returned consumer orders are excluded, yet value-added taxes are included, in computing the GMV. In particular, as the Company’s products are primarily tea drinks freshly prepared for immediate consumption, the amounts of unfulfilled, cancelled or returned orders are negligible. Consequently, by excluding such orders, the Company believes that the current GMV calculation method is the most suitable and prudent approach to accurately reflect the commercial nature of its business operations. In response to the Staff’s comment and for clarification, the Company has revised the definition of GMV on page 14 of the Revised Draft Registration Statement.

The Company further advises the Staff that shipping charges included in the GMV amounted to RMB0.5 million and RMB46.2 million in 2022 and 2023, respectively.

Our Summary Consolidated Financial and Operating Data

Key Operating Data, page 18

18.	We note that certain of your performance metrics, such as same store GMV growth, take into consideration your overseas locations, while others, such as average monthly GMV per teahouse, do not. Please provide narrative disclosure highlighting this difference. Additionally, where you present quantified performance metrics elsewhere in the prospectus, including pages 2 and 95, revise to indicate which metrics include overseas operations and which exclude them.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 to 3, 22, 76, 78, 100 to 103, 105, 107 and 118 of the Revised Draft Registration Statement.

Risk Factors

Risks Relating to Our Business and Industry

Our limited operating history may not be indicative..., page 20

19.	Please revise to acknowledge that the “rapid growth” referenced here was concentrated in fiscal 2023 and identify any material factors that contributed to the pace of your expansion in such period. In this regard, we note from page 105 that between commencing operations in 2017 and December 31, 2022, 1,087 teahouses were opened, then in fiscal 2023 the number of teahouses more than tripled.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised Draft Registration Statement.

April 25, 2024	6

We may not be successful in operating the company-owned and franchised..., page 24

20.	You state here that you “directly manage” 129 franchised teahouses in addition to 39 company-owned teahouses, but this figure is not provided elsewhere in the filing. Please revise throughout to consistently disclose that you manage a total of 168 teahouses, encompassing both owned and franchised stores. Clarify whether operational data presented as applicable to you, such as the number of employees disclosed on page 115, takes company-operated, franchised teahouses into account.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 102, 104 and 115 of the Revised Draft Registration Statement.

The Company advises the Staff that apart from the operational data generated through and pertaining to its franchised teahouse network (namely GMV, average monthly GMV per teahouse, average number of cups sold per teahouse per month, and same store GMV growth), other operational data presented as applicable to the Company, including the number of employees disclosed on page 121, exclude company-operated, franchised teahouses. This is because these franchised teahouses, despite being directly managed by the Company under the relevant franchise contracts, are not owned by the Company and their human and capital resources operate independently from, and are not consolidated into, those of the Company.

Overall Tightening of the Labor Market..., page 36

21.	You disclose on page 37 that you have not made full contributions to social insurance system and other employee benefits for your employees. Please disclose the amounts not contributed to date. Please tell us whether you have accrued for all liabilities related to social insurance system and other employee benefits for all periods presented. If not, tell us the amounts and periods for which you are under-accrued and why you have not accrued for all your social insurance system and other employee benefits liabilities.

The Company advises the Staff that it has accrued for all liabilities related to social insurance system and other employee benefits that it might be required to pay for all periods presented. In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Revised Draft Registration Statement, which now includes the specific amounts of accruals in each period presented.

Risks Relating to Doing Business in China, page 39

22.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Revised Draft Registration Statement.

23.	In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please expand your disclosure to explain in further detail how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 68

24.	If any of your directors, officers, or members of senior management are located in the PRC or Hong Kong, please revise to state that is the fact and identify the relevant individuals and their location(s).

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Revised Draft Registration Statement.

April 25, 2024	7

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2023

Net revenues, page 77

25.	You attribute the increase in net revenues from both your franchised teahouses and company-owned teahouses to the expansion of your teahouse network and improved performance of teahouses through increased average monthly GMV. Given net revenues increased by 984% from your franchised teahouse and 216% from company-owned teahouses, the number of your teahouses only increased by 258% for franchised teahouses and 21% for company-owned teahouses, and the average monthly GMV per teahouse only increased by 167%, please revise to provide a more robust disclosure regarding all material reasons, factors, events, transactions, and/or economic changes for your revenue increases. In doing so, describe and quantify the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services and ensure that the identified reasons/factors adequately explain the extent of the increase. In addition, consider providing information and analysis regarding changes in revenues by geographical region to the extent relevant and material. Refer to Item 5 of Form 20-F and Item 4(a) of Form F-1.

The Company acknowledges that while GMV growth does not directly translate into revenue expansion under its franchise model (where net revenues are primarily generated from sales of raw materials, packaging materials and equipment to franchised teahouses), it serves as a crucial indicator of its franchise network’s scale and transaction volumes and therefore as an important driver of revenue growth.

Specifically, GMV generated in China and overseas amounted to RMB5,938 million in the nine months ended September 30, 2023, representing a 653.6% increase from RMB788 million during the same period in 2023. This increase in GMV, as currently disclosed in the Draft Registration Statement, was attributed to (i) teahouse network expansion and (ii) improved individual teahouse performance. With respect to franchised teahouses, in particular, the rapid growth in GMV as a result of expanded scale and improved teahouse performance drove the demand for store supplies, including raw materials and packaging materials, which resulted in the increased revenues from sales of products to franchised teahouses. Furthermore, net revenues generated from sales of equipment to newly opened franchised teahouses also experienced significant growth as the Company increased the number of franchised teahouses by 257.6% over the periods.

In response to the Staff’s comment, the Company has enhanced its disclosure on pages 82 and 83 of the Revised Draft Registration Statement to provide a more robust discussion and analysis of its revenue growth and its correlation with GMV growth.

26.	Net revenues from company-owned teahouses as a percentage of total net revenues decreased to 6.3% for the nine months ended September 30, 2023 compared to 18.8% for the same period in 2022. Please tell us and revised to disclose the underlying reason for this change and whether this is a trend that reasonably likely to have an impact on future results.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Draft Registration Statement.

April 25, 2024	8

Total operating expenses

Company-Owned Teahouse Operating Costs, page 78

27.	You attribute the increase in company-owned teahouse operating costs for the nine-months ended September 30, 2023 to the expansion of your company-owned teahouse network. Your net revenues from company-owned teahouses increased 216% in 2023 whereas your company-owned teahouse operating costs only increased 82% in the same period. Please revise to explain this difference between respective increases and provide the underlying trends, factors, events, or transactions that caused the change in the relationship between costs and revenues.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Draft Registration Statement.

Business

Modernity Powered by Technology, page 96

28.	We note the emphasis on the role of technology and digitalization within your business both here and throughout the prospectus. For example, you state that you “use advanced extraction technology” to achieve a “differentiated” tea taste, have “co-develop[ed] automated tea-making machines,” and have digitalized operations so that you and your franchise partners can “run teahouses online.” Please provide further detail on the nature of your technological capacities and explain the extent to which the technologies you describe are proprietary and covered by patents or other intellectual property protections, versus third-party platforms, software, or other systems upon which you rely. Make conforming revisions where you discuss technologies, digitalization, and automation elsewhere. In this regard, as an example of disclosure that should be addressed, you state on page 21, “Our recipes are not proprietary...,” while on page 99 you refer to “our proprietary tea drinks recipe parameters.”

The Company advises the Staff that the key equipment and software technologies the Company uses for tea drinks preparation and teahouse management are not patented. Nevertheless, the Company’s technological capabilities primarily lie in the comprehensive and sophisticated application of technology across its teahouse network operations. For instance, the Company is one of the few freshly-made tea brands in China that fully automate the tea-making process across a nationwide network of teahouses, according to iResearch. As of December 31, 2023, over 78% of the Company’s teahouses are equipped with automated tea-making machines. This widespread adoption enhances tea preparation efficiency, with each cup crafted at approximately eight seconds, and ensures standardized and consistent product quality and taste. In addition, the Company employs software technologies to digitize business processes encompassing drink preparation, consumer and partner interactions, supply chain, store lifecycle management, and payment, facilitating informed decision-making and operational efficiency enhancements at both the headquarters’ and stores’ levels.

The Company further clarifies that:

(i)	with respect to “co-develop[ed] automated tea-making machines,” while the Company does not own exclusive intellectual property rights for the technology used in these machines, it collaborated with its supply chain partners in custom-building them and obtained a design patent related to the automated tea-making machine; and

(ii)	with respect to tea drinks recipes, although the Company self-developed these recipes which are incorporated into the automated tea-making machines, they are not patented as recipes are not patentable under intellectual property laws in China due to the absence of inventive steps.

In response to the Staff’s comments, the Company has revised the disclosure on pages 24 and 104 of the Revised Draft Registration Statement to reflect these clarifications.

April 25, 2024	9

Effectively Managed Franchise Model Empowering Franchise Partners, page 99

29.	Please disclose the number of franchise partners with which you have entered into franchise contracts and describe the extent to which you are dependent on any particular franchise partners, as customers from which you receive fees and other payments. Refer to Item 4(a) of Form F-1 and Item 4.B(6) of Form 20-F. In this regard, we note your disclosure on page 88 that one customer represented more than 10% of your net accounts receivable as of December 31, 2022 and September 30, 2023. Provide this information in your risk factor disclosure as well.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Revised Draft Registration Statement. The Company advises the Staff that the management believe the Company faces no significant customer concentration risk. Specifically, the Company is not dependent on any particular franchise partners. In 2022 and the nine months ended September 30, 2023, revenues from the Company’s five largest franchise partners in aggregate accounted for approximately 5% of its total revenues. The Company acknowledges the fact that one customer represented more than 10% of its net accounts receivable as of December 31, 2022 and September 30, 2023. However, the Company’s total net accounts receivable as of these same dates was RMB18.9 million and RMB59.1 million, respectively, representing less than 10% of its total current assets, thereby having no material impact on liquidity and financial condition. Consequently, the management does not consider this circumstance as warranting a separate risk factor disclosure.

The Chagee Teahouse Network

Our Rapidly Growing Teahouse Network, page 104

30.	Expand your geographical breakdown of teahouse locations to cover the last three financial years and to identify the “overseas locations” referenced in the table. Refer to Item 4(a) of Form F-1 and Item 4.B(2) of Form 20-F. Further, please contextualize your statement that you “intend to further expand and densify [y]our teahouse network” by estimating how long your recent growth rate within the China market will remain sustainable if continued, as well as identifying any known overseas markets into which you intend to expand. Lastly, please clarify whether there are franchise contracts or other definitive agreements in place with respect to the “additional 460 teahouses currently in development” that you reference here.

In response to the Staff's comment, the Company has revised the disclosure on page 111 of the Revised Draft Registration Statement.

The Company advises the Staff that, as of the date of this submission, among the 460 teahouses in the pipeline as disclosed in the Draft Registration Statement, (i) 138 have commenced operations, (ii) 222 have signed the franchise contracts with the Company, and (iii) the remaining 100, which may be operated and managed by either the Company or franchise partners, have secured teahouse locations through arrangements with landlords (e.g., by paying a deposit).

Teahouse Management

Franchise Network Management, page 108

31.	Please expand the discussion of your “managed franchise model” to disclose all material terms of your franchising arrangements. As examples only, please address:

•	whether your franchise partners have termination rights under the franchise contracts;

•	whether franchise partners must meet any threshold financial requirements or

•	qualifications;

•	whether you are obligated to provide financing to your franchise partners under any circumstances; and

April 25, 2024	10

•	any indemnification provisions of the franchise contracts.

Also file a form of such agreement as an exhibit, or tell us why you are not required to do so.

In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115 of the Revised Draft Registration Statement.

The Company advises the Staff that it does not impose a fixed threshold financial requirement on its franchise partners due to the differing development levels and capital requirements nationwide and overseas. Nevertheless, the Company employs a comprehensive set of franchise partner selection requirements, the details of which have been added on page 114 of the Revised Draft Registration Statement.

Along with this submission, the Company is also filing its form franchise contract as exhibit 10.4 to the Revised Draft Registration Statement.

Facilities, page 115

32.	We note that the properties disclosed in this section appear limited to “office space,” while elsewhere you disclose that you have “28 warehouses located across China,” as well as company-owned and operated teahouses. Please revise to provide the information called for by Item 4.D of Form 20-F, pursuant to Item 4(a) of Form F-1, with respect to such properties or explain why you are not required to do so.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Revised Draft Registration Statement to include the properties leased for its company-owned teahouses.

The Company advises the Staff that although it directly manages 129 franchised teahouses, the properties housing these teahouses are leased by the respective franchise partners under the franchise contracts. Furthermore, regarding the 28 warehouses utilized by the Company, it procures warehousing services from third-party service vendors rather than leasing the properties directly. Consequently, properties associated with the franchised teahouses directly managed by the Company and the 28 warehouses are not covered in this section.

Principal Shareholders, page 137

33.	Please revise to present percentage of ownership of Class A ordinary shares and Class B ordinary shares on a disaggregated basis. Additionally, please revise to identify the natural person with voting and/or dispositive control over the shares held by each of Congbi Qiushi Entities and Fosun Entities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 143 and 145 of the Revised Draft Registration Statement.

Related Party Transactions, page 140

34.	Please confirm whether you have provided all of the disclosure required by Item 7.B of Form 20-F pursuant to Item 4(a) of Form F-1, or revise as appropriate. In this regard, you state that you “historically” held minority interests in certain franchised teahouses but do not provide information on the nature and extent of these transactions. We further note disclosure of certain “bridge loans” to shareholders on page F-33 that are not addressed here. To the extent that these or other transactions constitute related party transactions that occurred from the beginning of your preceding three financial years up to the date of the prospectus, revise to provide all of the information called for by Item 7.B. Additionally, for the transactions and arrangements that you disclose in this section, including by cross-reference, please revise to identify all related parties.

In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the Revised Draft Registration Statement.

April 25, 2024	11

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies

(p) Revenue Recognition

1) Revenue from Franchised Teahouses

Franchising and Other Services, page F-19

35.	On page F-20, you disclose your determination that the consideration and incentives provided to the franchised teahouses should be presented within assets and be recorded as a reduction in the future sales of product revenues. Please tell us, in sufficient detail, how you present considerations and incentives provided to the franchised teahouses within assets and how you determined this accounting was appropriate including any relevant authoritative accounting guidance you utilized to arrive at your conclusion.

The Company respectfully advises the Staff that the Group provides consideration as a part of the negotiations for exclusive supply contracts for sales of products to franchisees. These payments are incentives and made to reimburse the franchisees’ opening expenses.

As the Company does not receive a distinct service or good from the franchisee in exchange for such payment, the payment is accounted for as consideration payable to a customer and as a reduction of revenue in accordance with ASC 606-10-32-25. Regarding the timing of recognition of payments made to a customer, the Company considers ASC 606-10-32-27 and understands these payments relate to the expected sales of products to franchisees under an exclusive supply contract. Accordingly, the Company will record an asset for these payments and amortize it as a reduction of revenue from anticipated future purchases made by the franchisees. The Company understands such view is consistent with TRG revenue memo 59, Topic Payments to Customers, Example 2, Scenario A, View A.

The Company further evaluates relevant factors in accordance with FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (CON 6), to determine whether the payment to a customer is an asset. The Company concluded that any such payment should be capitalized as an asset considering it secures an exclusivity agreement and the payment is expected to be recoverable from probable future purchases based on the Company’s historical experience.

Subsequent to being recognized as an asset, the asset for the payments to customers will be amortized as a reduction of revenue when the anticipated products, which are primarily comprised of raw materials, packaging, teahouse equipment and other supplies, are sold to franchisees. As the time lag between the Group paying the consideration and incentives and the franchise teahouses purchasing goods from the Group is very short, the balance of unamortized assets for these payments to customers as of December 31, 2022 and September 30, 2023 was nil and nil, respectively.

3) Membership Programme, page F-20

36.	Please tell us the contract liabilities balances of customer loyalty program as of periods presented. The summary of significant changes to the contract liabilities balances disclosed on page F-31 does not appear to include the contract liabilities attributable to your customer loyalty program. Refer to ASC 606-10-50-8.

The Company respectfully advises the Staff that, the contract liabilities relating to the customer loyalty program were RMB83.5 thousand and RMB1.5 million as of December 31, 2022 and September 30, 2023 respectively. Considering the balances were not material, the Company revised the disclosure on page F-20 of the Revised Draft Registration Statement as below:

April 25, 2024	12

The Group operates a customer loyalty program for its brand operations where customers accumulate points for purchases made which entitle them to discounts on future purchases. The points expire one year after the original purchase if not utilized. The Group accounts for the award credits as a separately identifiable component of the sales transaction in which they are granted (the “initial sale”). The fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits (based on fair value), which is credited to contract liabilities and the other components of the sale. Revenue from the award points is recognised when the points are redeemed. The amount of revenue is based on the number of reward points redeemed relative to the total number expected to be redeemed. The contract liability balances for customer loyalty program were not material as of December 31, 2022 and September 30, 2023.

For the summary of significant changes to the contract liabilities balances disclosed on page F-31, the changes in net contract liabilities attributable to customer loyalty program were not material for all periods presented.

(ae) Segment Reporting, page F-23

37.	Please tell us and revise to disclose explicitly how many operating segments you have. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segment.

The Company respectfully advises the Staff that, the Company has only one operating segment, and the Company has revised the disclosures on page F-24 of the Revised Draft Registration Statement:

The Group’s CODM reviews the consolidated results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group operates and manages its business as a single operating and reportable segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC, no geographical segments are presented.

5. Inventories, page F-26

38.	It appears Goods Held for Resale line in the tabular disclosure captures multiple categories/types of inventory — e.g. raw materials, packaging, teahouse equipment, and other supplies. Given your risk factor of potential food spoilage as disclosed on page 28, please revise to present Goods Held for Resale amounts into major categories of inventories. Refer to Rule 5-02.6 of Regulation S-X.

In response to the Staff’s comment, the Company revised the disclosure on page F-26 to present Goods Held for Resale amounts into major categories of inventories as following:

	As of
	December 31,	September 30,
	2022	2023
	RMB	RMB
		(Unaudited)
Goods held for resale	31,220	61,257
- Raw materials	17,679	33,847
- Teahouse operation equipment	5,935	11,456
- Packaging and other supplies	7,606	15,954
Raw materials in Company-owned teahouses	1,965	4,281
	33,185	65,538

April 25, 2024	13

11. Accrued Expenses and Other Current Liabilities, page F-29

39.	Based on the tabular disclosure on page 73, the number of franchised teahouses as of September 30, 2023 increased 146% compared to that as of December 31, 2022. Given the percentage increase of franchised teahouses and the fixed amount you collect as franchise deposit from your franchise partners, please tell us why your franchise deposits only increased by 98% as of September 30, 2023 compared to 2022 fiscal year end.

The Company respectfully advises the Staff that, the number of franchised teahouses as of September 30, 2023 increased by 146% compared to that as of December 31, 2022, while the franchise deposits only increased by 98% as of September 30, 2023 compared to 2022 fiscal year end. The franchise deposits include intention deposit and operation deposit. Intention deposit is paid to the Group before the franchisee entering into franchise agreement with the Group, which is refundable till the franchise agreement is entered, upon which the intention deposit would be transferred to operation deposit. Intention deposits balance is not linked with the franchise teahouses number, it is more related to the potential teahouses to open in the future. The balance of intention deposits increased RMB7.2 million, 45% as of September 30, 2023 compared to that as of December 31, 2022, due to the more stringent evaluation criteria for selection of franchise partners. Operation deposits balance increased in line with increase of the franchise teahouses. Therefore, the amount of franchise deposits increases in less percentage than the number of franchise teahouses.

12. Leases, page F-29

40.	Given you have 39 company-owned teahouses in leased buildings and/or locations, please revise your first sentence in the first paragraph of this note to disclose that you have operating leases for company-owned teahouses in addition to your corporate offices.

The Company respectfully advises the Staff that the Company has revised the disclosure on page F-29 of the Revised Draft Registration Statement.

13. Net Revenues, page F-30

41.	Given you have contract liabilities arising from advanced payments for supply chain goods and franchise related service fees, and customer loyalty program in addition to upfront franchise fees, please revise the second paragraph on page F-31 to disclose all sources of contract liabilities. In addition, please tell us why there are no activities related to customer loyalty program contact liabilities in the summary of significant changes to the contract liabilities on page F-31. In this regard, you disclose on page F-20 that you allocate certain amounts related to customer loyalty program award points to contract liabilities.

In response to the Staff’s comment, the Company revised the disclosure on page F-31 of the Revised Draft Registration Statement as below:

The contract liabilities are comprised of unamortized upfront fees received from franchisees, customer loyalty program points and advanced payments for supply chain goods, and are presented within contract liabilities, current and contract liabilities, non-current in consolidated balance sheet.

For the summary of significant changes to the contract liabilities balances disclosed on page F-31, the changes in net contract liabilities attributable to customer loyalty program were not material for all periods presented.

April 25, 2024	14

15. Taxation

(a) Enterprise Income Tax (“EIT”), page F-33

42.	In the statutory income tax reconciliation table on page F-34, you disclose that your effective income tax rates were 19.28% and 20.12% for the periods ended December 31, 2022 and September 30, 2022. Given you had net losses and income tax benefits for those periods, please tell us how you calculated positive effective income tax rates for the periods, or revise. In this regard, you disclose you had a negative 20.1% effective tax rate for the nine months ended September 30, 2022 on page F-36.

In response to the Staff’s comment, the effective income tax rates are calculated by dividing the net losses by income tax benefits, which is a positive effective on income tax rates, and the Company has revised the disclosures on page F-36 of the Revised Draft Registration Statement:

The effective tax rate for the nine months ended September 30, 2022 was 20.1% (unaudited), as compared to 21.4% (unaudited) for the nine months ended September 30, 2023.

16. Share Based Compensation Expenses, page F-36

43.	You disclose the options granted under your 2021 share option plan have a nominal exercise price. Please revise to disclose weighted-average exercise prices for all groups of share options specified in ASC 718-10-50-2(c)(1) and 50-2(e).

In response to the Staff’s comment, the Company has revised the disclosures on pages F-37 and F-38 of the Revised Draft Registration Statement:

The following table summarizes the share options activity under the 2021 Plan for the year ended December 31, 2022 and nine months ended September 30, 2023:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic Value
		RMB	Years	RMB
Outstanding, January 1, 2022	-	-	-	-
Granted	10,381,812	*
Exercised	-	-
Forfeited	(1,723,277)	*
Outstanding, December 31, 2022	8,658,535	*	7.07	61,216
Granted	2,732,540	*
Exercised	-	-
Forfeited	(55,296)	*
Outstanding, September 30, 2023 (unaudited)	11,335,779	*	7.00	87,507
Vested and expected to be vested as of December 31, 2022	-	-	-	-
Exercisable as of December 31, 2022	-	-	-	-
Vested and expected to be vested as of September 30, 2023 (unaudited)	-	-	-	-
Exercisable as of September 30, 2023 (unaudited)	-	-	-	-

April 25, 2024	15

The following table summarizes the share options activity under the 2021 Plan for the nine months ended September 30, 2022:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic Value
		RMB	Years	RMB
Outstanding, January 1, 2022	-	-	-	-
Granted	10,381,812	*
Exercised	-	-
Forfeited	(1,686,040)	*
Outstanding, September 30, 2022 (unaudited)	8,695,772	*	7.32	61,479
Vested and expected to be vested as of September 30, 2022 (unaudited)	-	-	-	-
Exercisable as of September 30, 2022 (unaudited)	-	-	-	-

* Less than 0.01.

44.	You disclose on page F-38 that certain number of Class A and Class B ordinary shares held by certain shareholders were exchanged at a premium for Series B preferred shares. Please revise to disclose the number of grantees affected in accordance with ASC 718-10-50-2(h)(2)(ii).

The Company respectfully advises the Staff that, share-based compensation expense was recognized for transactions with three shareholders, that are also employees, of the Company. And the Company has revised the disclosures on page F-39 of the Revised Draft Registration Statement:

In July 2023, 745,266 Class A and 1,610,888 Class B ordinary shares held by three shareholders, that are also employees, of the Company were exchanged at a premium for Series B preferred shares. For details, please refer to Note 17.

17. Ordinary Shares, page F-38

45.	You disclose on page F-38 that 745,266 Class A and 1,610,888 Class B ordinary shares held by certain shareholders were exchanged at a premium for Series B preferred shares in July 2023. It appears to be inconsistent with your disclosure on page F-39 that these Class A and Class B ordinary shares held by certain shareholders were sold to certain preferred shareholders at a premium and such ordinary shares were redesigned to Series B preferred shares. Please revise to reconcile the difference.

In response to the Staff’s comment, the Company has revised the disclosures on page F-39 of the Revised Draft Registration Statement:

In July 2023, 745,266 Class A and 1,610,888 Class B ordinary shares held by three shareholders, that are also employees, of the Company were exchanged at a premium for Series B preferred shares. Such Series B preferred shares were then sold to certain preferred shareholders. For details, please refer to Note 16.

April 25, 2024	16

18. Convertible Redeemable Preferred Shares

(a) Preferred Shares of Beijing Chagee

Voting Rights, page F-40

46.	It appears the sentence contained herein is incomplete. Please revise.

In response to the Staff’s comment, the Company has revised the disclosures on page F-41 of the Revised Draft Registration Statement:

Each preferred share shall carry a number of votes equal to the number of Class A ordinary shares then issuable upon its conversion into Class A ordinary shares.

General

47.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

The Company acknowledges the Staff’s comment and confirms that it is supplementally providing the Staff with copies of all written communications that it, or anyone authorized to do so on its behalf, has presented to potential investors in connection with “testing the waters” activity conducted in reliance on Rule 163B of the Securities Act, and will supplementally provide further written communications that it presents in reliance on that rule.

*      *      *      *

April 25, 2024	17

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Junjie Zhang, Chief Executive Officer

Chagee Holdings Limited

Ms. Shuang Zhao, Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Robert Derrett, Partner

PricewaterhouseCoopers Zhong Tian LLP

April 25, 2024	18